[redacted]

13026146

SECUR MMISSION

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-68135

SEC
Mail Processing
Section
NOV 29 2013
Washington DC
404

12/5/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) **AND ENDING** 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JCRA FINANCIAL LLC

OFFICIAL USE ONLY

FIRM ID. NO.
149305

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE PENN PLAZA, SUITE 1423
(No. and Street)

NEW YORK (City) NY (State) 10119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name - if individual, state *last, first, middle name)*

114 West 47th Street, 19th Floor (Address) New York (City) NY (state) 10036 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/5/13

OATH OR AFFIRMATION

I ______William J Kloehn______ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______JCRA FINANCIAL LLC______ as of ______September 30, ______2013______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON DIAZ
Notary Public
State of New Jersey
My Commission Expires Aug 9, 2018

Signature

Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):
[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JCRA Financial LLC

Financial Statements and Supplementary Information

For the Years Ended September 30, 2013 and 2012

JCRA Financial LLC

Financial Statements
and Supplementary Information

For the Years Ended September 30, 2013 and 2012

CONTENTS

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

To the Members of
JCRA Financial LLC

Report on the financial statements

We have audited the accompanying statements of financial condition of JCRA Financial LLC (the "Company") as of September 30, 2013 and 2012, and the related statements of income and changes in member's equity and cash flows, for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

114 West 47th Street, 19th Floor, New York, NY 10005 212.785.9700

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JCRA Financial LLC as of September 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1, and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5, and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis, and are not a required part of the basic financial statements but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
November 25, 2013

JCRA Financial LLC
Statements of Financial Condition

	September 30, 2013	September 30, 2012
Assets		
Cash	$551,067	$329,136
Accounts receivable	420,048	215,429
Prepaid assets and other	94,870	62,074
Computer equipment, net of accumulated depreciation of $12,300 and $5,829	128,336	2,337
Total Assets	$1,194,321	$608,976
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$155,220	$36,336
Deferred lease	20,490	-
Accounts payable to related parties	93,253	7,635
Total Liabilities	268,963	43,971
Members' equity		
Contributed capital	932,000	932,000
Accumulated deficit	(6,642)	(366,995)
Total members' equity	925,358	565,005
Total liabilities and members' equity	$1,194,321	$608,976

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Operations

JCRA Financial LLC (the "Company") was organized as a Limited Liability Company on November 21, 2008 in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on September 2, 2009 and began operations on September 4, 2009, the Central Registration Depository ("CRD") membership effective date. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a majority-owned subsidiary of J.C. Rathbone Holdings Limited (the "Parent") a company organized and based in the United Kingdom. J.C. Rathbone Holdings Limited's primary UK operating company, J.C. Rathbone Associates Limited, is regulated by the UK's Financial Services Authority ("FSA").

The Company provides strategic advisory services regarding business operations and investment banking transactional services, including structured finance advisory services and pricing execution. To date, the Company has not recognized any transaction based compensation (i.e. commissions) or performed services relating to any principal trading activity.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Cash
Cash consists of amounts denominated in US dollars. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns. However, the Company is subject to state and local taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company for 2012 and 2011 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company provides strategic advisory services under time and material agreements with customers. Revenue under these agreements is recognized and billed as services are performed.

Depreciation
Computer equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years.

Accounts Receivable
Accounts receivable are stated at the amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Management has determined that no allowance for doubtful accounts at September 30, 2013 and 2012 are required.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued expenses, and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

Note 3 - Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At September 30, 2013, the Company had net capital of $282,104, which was $264,173 in excess of the FINRA minimum net capital requirement.

Note 4 - Concentration of Customer Revenues

For the year ended September 30, 2013, five customers accounted for 60% of the Company's revenue. These customers accounted for 34% of accounts receivable as of September 30, 2013. For the year ended September 30, 2012, five customers accounted for 80.5% of the Company's revenue. These customers accounted for 69% of accounts receivable as of September 30, 2012. Major customers are those that account for more than 10% of revenue.

Note 5 - Related Party Transactions

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent whereby the Parent pays certain administrative expenses, such as insurance, on behalf of the Company for which the Parent is reimbursed. Additionally, the Company and Parent may, from time to time, work collaboratively whereby the Parent provides pricing and consultancy support to the Company, and will charge the Company for chargeable and recoverable hours worked, in accordance with the terms of the Agreement. The Company reimburses the Parent for these expenses, and they have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition.

In the ordinary course of business, the Company's employees may incur expenditures relating to services performed for the Company. As of September 30, 2013 and 2012, amounts not yet reimbursed have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition, in the amount of $93,253 and $7,635 as of September 30, 2013 and 2012 respectively.

Note 6 - Commitments and Contingencies

Employment Agreements

The Company has employment agreements with 3 of its executives, with no specified term. These agreements provide for a base salary, along with general medical and dental benefits.

Operating Leases

In April 2013, the Company signed a five year lease agreement for office space located at One Penn Plaza, New York, New York containing approximately 2,280 net rentable square feet with a term commencing in October 2013 and expiring in October 2018. The base rent is subject to annual increases beginning on October 8, 2014 as defined in the lease agreement. Future minimum rental payments required under the lease are as follows:

Year Ending September 30		Amount
2014	$	139,650
2015		142,956
2016		146,345
2017		149,818
2018 and thereafter		153,378
	$	732,147

Note 7 - Subsequent Events

The Company evaluated events occurring between the end of its fiscal year, September 30, 2013, and November 25, 2013, when the financial statements were issued.